CORRESP.

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

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734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

August 8, 2008

VIA EDGAR

Christian Windsor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:   Home Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-151492

Dear Mr. Windsor:

Attached for filing on behalf of Home Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the staff set forth in a letter (the “Comment Letter”), dated August 6, 2008, to John W. Bordelon, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the staff have been repeated here in bold and the responses correspond numerically to each of staff’s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

Christian Windsor

August 8, 2008

Provision for Loan Losses, page 48

1.	We note your disclosure that you modified your methodology for determining your allowance for loan losses during 2007. Please revise to clearly disclose the specific modifications made to your methodology and quantify the impact that such changes had on the level of your allowance.

The specific modifications have been described and the impact has been quantified as requested. See page 48.

Transactions with Related Persons, page 89

2.	We note your use of terms such as “it is the belief of management” and “generally” in the added language on page 97; please remove all qualifying language and conform your representations to those included in the Instructions to Item 404(a) of Regulation S-K.

The referenced language has been deleted. See page 96.

Legality Opinion, Exhibit 5

3.	We note your opinion is issued as of the “date hereof;” please update your opinion with your next amendment.

The opinion has been updated and the language has been deleted. See Exhibit 5.0.

*     *    *

Closing Comments

The closing comments are noted.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Windsor

August 8, 2008

*    *    *

We believe that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

Please be advised that the Company also is filing today a request for acceleration of effectiveness of the Registration Statement.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Hugh T. Wilkinson
Hugh T. Wilkinson

cc:	Kate McHale

Angela Connell

John W. Bordelon

Raymond A. Tiernan, Esq.